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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cambridge Investment Research, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1776 Pleasant Plain Road
(No. and Street)

Fairfield	IA	52556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carla Stone	641-472-5100	carla.stone@cir2.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

201 1st Street SE, Suite 800	Cedar Rapids	IA	52401
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carla Stone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cambridge Investment Research, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Carla Stone

Title:
FVP, Finance & CAO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cambridge Investment Research, Inc.

Financial Report
December 31, 2025

This report is deemed PUBLIC in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.

Contents

Report of Independent Registered Public Accounting Firm

Shareholder and the Board of Directors
Cambridge Investment Research, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (the Company) as of December 31, 2025, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2006.

Cedar Rapids, Iowa
February 27, 2026

Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$ 21,119,340
Receivables:	
Clearing brokers	23,725,304
Commissions	81,372,281
Loans to registered and investment advisor representatives,	
net of allowance for estimated credit losses of $784,454	79,689,912
Insured bank deposit program	9,158,495
Other	5,679,738
Due from affiliate	35,517,167
Deposits with clearing brokers	360,000
Securities owned, at fair value	12,293,786
Intangible assets, net of accumulated amortization of $7,206,198	31,601,583
Goodwill	6,849,271
Officer life insurance	12,091,791
Deferred income taxes	209,999
Other assets	7,085,563
Total assets	$ 326,754,230

Liabilities and Shareholder's Equity

Liabilities:	
Commissions payable	$ 87,941,658
Accounts payable	2,420,600
Accrued expenses	356,168
Due to clearing broker	395,196
Securities sold, not yet purchased, at fair value	93,826
Due to affiliates	14,320,906
Total liabilities	105,528,354

Commitments and Contingencies (Note 7)

Shareholder's Equity:	
Common stock, $.01 par value; 750,000 shares authorized;	
10,000 shares issued and outstanding	100
Additional paid-in capital	38,373,581
Retained earnings	182,852,195
Total shareholder's equity	221,225,876
Total liabilities and shareholder's equity	$ 326,754,230

See Notes to Financial Statement.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 1.   Summary of Significant Accounting Policies

Organization and business: Cambridge Investment Research, Inc. (Company) was incorporated in Iowa on October 2, 1995, and provides services throughout the United States. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. (Parent). The Company is registered as a broker dealer in securities with the Securities and Exchange Commission (SEC); a member of the Financial Industry Regulatory Authority (FINRA) and also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

For transactions in mutual fund shares, alternative investments, and variable products, the Company is exempt from the Computation of a Reserve Requirement because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("Footnote 74").

With respect to all other securities transactions, the Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC. Accordingly, the Company clears all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers and promptly transmits all customer funds and securities to the clearing broker-dealers. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Cash and cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consist of commission and transaction-related receivables.

Receivables from loans to registered and investment advisor representatives: From time to time, the Company provides forgivable loans to certain registered and investment advisor representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered and investment advisor representative does not meet specific requirements or terminates his or her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectability of the remaining loan amount. Forgivable loans, net of cumulative forgiveness, to registered and investment advisor representatives totaled $71,733,621 as of December 31, 2025 and are included in receivables on the statement of financial condition. The forgivable loans are amortized to general and administrative expense for financial reporting purposes over the term of the loan.

Loans to registered and investment advisor representatives that are not subject to a forgiveness contingency totaled $8,740,745 as of December 31, 2025. These loans are repaid to the Company by deducting a portion of the representatives' commission and fee payouts throughout the compensation cycle until the loans are paid off. Interest charged on these loans to representatives ranges up to 11.50% annually.

The Company's allowance for expected credit losses represents the portion of forgivable and non-forgivable (repayable) loans receivable from registered and investment advisor representatives that the Company does not expect to collect over the receivable's contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions.

Note 1.   Summary of Significant Accounting Policies (Continued)

The Company's significant estimates and judgments included quantitative and qualitative measures, the former based on historical experience with actual credit losses, the latter on assessments of current loans past their maturity dates and the number of historical involuntary terminations of registered and investment advisor representatives with unpaid loan balances.

Loans receivable from registered and investment advisor representatives are reviewed on a quarterly basis to assess the adequacy of reserves for expected credit losses and contractual allowances. Revisions in allowances for expected credit loss estimates will be recorded as an adjustment to credit loss expense.

The following table reflects the roll-forward of the allowance for expected credit losses:

Balance, January 1, 2025	$	848,553
Provision for expected credit losses		276,103
Charge-offs		(71,058)
Other - allocation to affiliate		(269,144)
Balance, December 31, 2025	$	784,454

The other activity relates to the allocation of certain loans and the related allowance for expected credit losses to the Company's affiliate as described in Note 5.

Intangible assets: The Company has recorded intangible assets. The intangible assets will be amortized over estimated useful lives of 5 to 10 years. Under ASC Topic 350, intangible assets are subject to at least annual assessments for impairment. No impairment was recorded for intangible assets in 2025.

Goodwill: The Company records goodwill as the excess of the cost of an acquisition over the fair value of the net assets acquired, including the intangible assets, consists of goodwill Under ASC Topic 350. Goodwill is subject to at least annual assessments for impairment by applying a fair value-based test. The Company reviews goodwill annually with a testing date of December 31. No impairment was recorded on goodwill in 2025.

Income taxes: The Company has consented to be included in its Parent's consolidated income tax returns. The Company accounts for income taxes in accordance with Accounting Standards Codification (ASC) 740, which requires the Company to record deferred tax assets and liabilities on temporary timing differences.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the tax assets will not be reduced. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2025, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company's Parent files income tax returns in U.S. federal jurisdiction and various states. With few exceptions, the Company and its Parent are no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2022.

Note 1.   Summary of Significant Accounting Policies (Continued)

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis. 12b-1 fees are earned over a period of time in accordance with what is outlined in the mutual fund prospectus and are based on the amount of assets held in those mutual funds at the time of payment. Revenues from 12b-1 fees are variable consideration which are constrained due to market volatility and the duration for which the investment is held by the customer. The 12b-1 fees are not recognized until it is probable that a significant reversal will not occur. Revenue from investment advisory fees, as well as program and platform fees, is earned over specified periods of time, such as monthly or quarterly, as agreed to in the client's investment advisory agreement and the Company's agreements with its investment advisor representatives. Insured bank deposit program revenue is recognized for cash as interest is accrued at the depository institutions, and at the US Treasury in regard to treasury bills, notes, and bonds. Other revenues primarily consist of revenue that is typically earned in accordance with ancillary service agreements with registered and investment advisor representatives of the Company.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. The performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Performance obligations over time are recognized progressively as services are provided.

Fair value measurements: The Fair Value Measurements Topic of the Financial Accounting Standards Board (FASB) Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

Securities owned by the Company are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned are valued using quoted market prices.

The three levels of the fair value hierarchy under this topic are described below:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2:   Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 1. Summary of Significant Accounting Policies (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of the valuation. Investments in mutual funds are stated at the net asset value of shares held by the funds as of the end of trading on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Investments in U.S. treasury securities are stated at the last reported sales price on the day of valuation. Municipal and corporate bonds are stated as quoted prices for similar or comparable securities. Based on the Company's intent and ability to hold its certificates of deposit to maturity, such securities are carried at amortized cost. These financial instruments are classified as Level 2 in the fair value hierarchy.

There were no financial instruments classified as Level 3 in the fair value hierarchy as of December 31, 2025.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2025.

There were no significant transfers of assets between Levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2025.

Officer life insurance: Officer life insurance is carried at cash surrender value, net of surrender and other charges.

Recently issued accounting pronouncements: In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which provides for improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This ASU is effective for public business entities for annual periods beginning after December 15, 2024. The Company adopted this guidance for the year ended December 31, 2025, and the adoption did not have a material impact on the financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. ASU 2025-05 is effective for the Company, on a prospective basis, for annual reporting periods beginning in 2026 and is not expected to have a significant impact on the Company's financial statements.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 2. Securities Owned

Marketable securities owned, consist of trading and investment securities at fair values, measured on a recurring basis, as of December 31, 2025, are as follows:

	Level 1 Quoted Prices in Active Market for Identical Assets	Level 2 Significant Other Observable Inputs	Level 3 Significant Other Observable Inputs	Total
Securities owned, consisting of approximately 64% fixed income funds with remaining invested in equity funds and equities	$ 1,128,437	$ -	$ -	$ 1,128,437
U.S. treasury securities	-	8,430,256	-	8,430,256
Municipal bonds	-	2,735,093	-	2,735,093
	$ 1,128,437	$ 11,165,349	$ -	$ 12,293,786
Securities sold, not yet purchased, consisting of municipal bonds and corporate debt	$ -	$ 93,826	$ -	$ 93,826

Note 3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if it causes the net capital ratio to exceed 10 to 1.

The Company is exempt from the reserve requirements, the possession and control requirements and related computation for the determination thereof under paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the SEC, and the Company's other business activities met the requirements in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("Footnote 74").

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 4.   Net Capital Requirements (Continued)

The Company is also subject to the CFTC minimum financial requirements for introducing brokers (CFTC Rule 1.17), which requires the maintenance of a minimum amount of net capital equal to or in excess of the greater of $45,000 or the amount of net capital required by SEC Rule 15c3-1.

As of December 31, 2025, the Company had net capital of $37,508,967, which was $30,479,998 in excess of its required net capital of $7,028,969. The Company's net capital ratio was 2.81 to 1.

Note 5.   Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs, including but not limited to employee salaries and benefits, office space, telephone and internet functionality, management information systems, office supplies, postage, etc., will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The Company has a payable with this affiliate of $1,739,517 as of December 31, 2025.

The Company receives payments for conferences and events. In 2025, the Company received $1,330,572 in such payments to an affiliate of its Parent.

The Company's affiliate paid member regulatory fees on behalf of the Company totaling $1,332,318 in 2025. The payment was applied against a prepaid balance previously recorded by the Company. The Company paid referral fees to its registered and investment advisor representatives on behalf of this affiliate totaling $632,486 in 2025.

The Company offers succession and acquisition consulting services in the areas of succession planning and merging or acquiring another registered and investment advisor's business. The Company will make capital financing available to its registered and investment advisor representatives through an affiliated entity. The Company collects, on behalf of this affiliate, payments of principal and interest along with origination fees due to the affiliate from some of the Company's registered and investment advisor representatives. In 2025, the Company collected $7,277,457 of principal and interest payments and $1,800 of origination fees. In relation to these services, the Company also collects and transfers, on behalf of this affiliate, consulting fees to the affiliate totaling $467,056. The Company has a payable with this affiliate of $695,417 as of December 31, 2025.

The Company bills, collects, and transfers fee revenue and incurs related expenses for an affiliate of its Parent. In 2025, the Company transferred $1,114,825,581 of such revenue and $1,058,932,720 of related expenses. In connection with this revenue, the Company transferred program fee revenue totaling $118,884,771 and $25,629,899 in related expenses. The Company also transferred strategist fees totaling $4,776,580. The Company collects, on behalf of and remits to this affiliate, certain fees from the affiliates' investment advisor representatives, including affiliation fees totaling $654,880 and registration fees totaling $448,007. The Company also collects, on behalf of and remits to the affiliate, sales tax applicable to the affiliate's investment advisor representatives' asset management and financial planning services, totaling $39,287.

The Company also allocates its loans to registered and investment advisor representatives and related loan expenses between the Company and its affiliate based on the business mix of registered and investment advisor representatives with outstanding loans, weighted by the respective loan balances. The allocation is reviewed periodically and adjusted as necessary to reflect current business activity. In 2025, the Company allocated loan balances and related loan expenses totaling $65,315,644 and a deferred tax benefit totaling $2,089,230 to the affiliate. The Company has a receivable with the affiliate of $35,517,167 as of December 31, 2025.

Note 5.   Related Party Transactions (Continued)

An affiliate of the Company transferred to the Company $18,379,415 in insurance related commissions earned by the Company. The Company has a payable with this affiliate of $3,190 as of December 31, 2025.

The Company collects and transfers payments for professional services for an affiliate of its Parent. In 2025, the Company collected $28,675 of such payments.

The Company paid $27,088,100 to the Parent for federal and state income taxes for the year ended December 31, 2025. The Company has a payable to the Parent in the amount of $11,882,782 for federal and state income taxes as of December 31, 2025.

Note 6.   Segment Reporting

The Company follows the guidance in ASC 280 and operates in a single reportable segment consisting of its brokerage services. This segment derives its revenues from various brokerage and financial services, including commission-based revenue, fee-based advisory services, program and platform fees, bank deposit programs, and other financial products and services.

The accounting policies of the brokerage services segment are consistent with those described in the summary of significant accounting policies and are based on the management approach, which aligns with the internal reporting used by the Chief Operating Decision Maker (CODM). The CODM consists of the executive council, which includes the chief executive officer and co-chairman of the board, the president of growth and development, the president of innovation and experience, and the president of advocacy and administration.

The CODM evaluates the Company's performance and allocates resources based on net income, which is the reported measure of profit and loss for the Company's single reportable segment and is the measure most consistent with U.S. GAAP. In assessing performance, the CODM considers net income in relation to budgeted expectations, operational efficiency, and other key operating and financial performance measures included in the Company's internal management reporting. The CODM also reviews liquidity measures, including total cash and net capital information, to ensure adequate liquidity to support brokerage operations.

Customer demographics for the segment include a wide range of clients across the United States, with no single customer identified as a key customer.

The segment has not experienced any impairment of assets, including intangible assets and goodwill.

Note 7.   Financial Instruments, Off-Balance Sheet Risks and Contingencies

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of these securities declines subsequent to December 31, 2025. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded the obligations in the financial statements as of December 31, 2025, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2025.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 7. Financial Instruments, Off-Balance Sheet Risks and Contingencies (Continued)

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved with various legal, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Some of these matters include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in restitution, censures, fines, penalties or other sanctions.

Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. Legal fees are accrued as the services are provided. The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

At December 31, 2025, the Company was named as a defendant/respondent to pending and threatened legal, regulatory, and arbitration proceedings. Management believes, based on current available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's statement of financial condition, results of operations, or cash flows. The Company maintains various insurance policies to protect itself from potential damages and/or legal costs associated with certain legal, regulatory and arbitration proceedings and, as a result, in a majority of cases, the Company's exposure is limited to applicable policy limitations, exclusions and deductibles.

Note 8. Income Taxes

The components of the net deferred income taxes included in the statement of financial condition as of December 31, 2025 were as follows:

Deferred tax assets:	
Allowance for credit losses	$ 192,933
Forgivable loan amortization	2,206,041
Other	246,825
Total deferred tax assets	2,645,799
Deferred tax liabilities:	
Intangible assets	(2,063,611)
Prepaid expenses	(334,581)
Other	(37,608)
Total deferred tax liabilites	(2,435,800)
Deferred income taxes, net	$ 209,999

Note 9. Asset Acquisitions

Effective July 31, 2025, an affiliate of the Company under the common control of the Parent received the customer relationship intangible asset originally acquired from PearTree Advisory Group in 2024. The transfer was executed as part of a realignment of operations within the Parent's corporate structure.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 9.   Asset Acquisitions (Continued)

The transaction was accounted for as a transfer of assets between entities under common control in accordance with ASC 805-50, Business Combinations – Related Issues. In accordance with this guidance, the Company derecognized the customer relationship intangible asset at its historical carrying amount as of the transfer date. No gain or loss was recognized.

The carrying amounts of the customer relationship intangible asset transferred were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$ 2,340,000	$ (23,079)	$ 2,316,921

Because the transaction represented a transfer of assets under common control, the Company did not apply business combination accounting and did not recognize any step-up in basis or goodwill related to the transferred asset. Prior-period financial statements were not retrospectively adjusted, consistent with the Company's accounting policy for common-control transactions.

The Company previously acquired customer relationships and accounts from Cantella & Co., Inc. in 2024, which were recorded as an intangible asset. During 2025, the carrying value of the related intangible asset was increased by $1,047,966 as a result of a purchase price adjustment related to the acquisition.

On July 18, 2025, the Company acquired from William Eric Bishoff (Bishoff) the customer relationships and accounts maintained and serviced by Bishoff. Total consideration of $868,608 was funded by the Parent and contributed to the Company. The Company capitalized the cost of acquiring Bishoff's customer relationships and accounts, which together constitute the single intangible asset. The Company allocated the purchase price to this single intangible.

On November 20, 2025, the Company acquired from Dempsey Lord Smith, LLC (DLS) the customer relationships and accounts maintained and serviced by DLS. Total consideration of $5,152,053 was funded by the Parent and contributed to the Company. The Company capitalized the cost of acquiring DLS's customer relationships and accounts, which together constitute the single intangible asset. The Company allocated the purchase price to this single intangible.

On December 30, 2025, the Company acquired from Mark Presley and Sterling Capital, LLC (Presley) the customer relationships and accounts maintained and serviced by Presley. Total consideration of $119,053 was funded by the Parent and contributed to the Company. The Company capitalized the cost of acquiring Presley's customer relationships and accounts, which together constitute the single intangible asset. The Company allocated the purchase price to this single intangible.

On December 31, 2025, the Company acquired from IBN Financial Services, Inc. and IBN Advisory Services, Inc. (IBN) the customer relationships and accounts maintained and serviced by IBN. Total consideration of $353,985 was funded by the Parent and contributed to the Company. The Company capitalized the cost of acquiring IBN's customer relationships and accounts, which together constitute the single intangible asset. The Company allocated the purchase price to this single intangible.

Effective December 31, 2025, the Company received the operations of Nettuno & Associates, LLC (Nettuno) from the Parent, an entity under common control. The transferred business included identifiable intangible assets and goodwill carried by Nettuno at the time of the transfer. The transfer was executed in connection with the Parent's acquisition of the remaining membership interest in Nettuno and an internal realignment under common ownership.

Note 9.   Asset Acquisitions (Continued)

The transaction was accounted for as a transfer of a business between entities under common control in accordance with ASC 805-50, Business Combinations – Related Issues. As required by this guidance, the Company recognized the identifiable intangible assets and goodwill received at their historical carrying amounts as of the transfer date. No gain or loss was recognized.

The major classes of assets transferred were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$ 10,080,000	$ (2,016,000)	$ 8,064,000
Trade names and trademarks	1,536,000	(307,200)	1,228,800
Goodwill	4,217,271	-	4,217,271
	$ 15,833,271	$ (2,323,200)	$ 13,510,071

Because the transfer represented a transaction between entities under common control and constituted a transfer of a business, the Company has retrospectively adjusted its financial statements to include the results of the transferred business for all periods presented, as if the business had been part of the Company since the earliest period presented.

Goodwill recognized by the Company represents the historical goodwill previously recorded by Nettuno. No new goodwill was recognized as part of the transaction.

On December 31, 2025, the Company acquired customer relationships and accounts associated with Wealth Planners, LLC (Wealth Planners), maintained and serviced by Wealth Planners' registered and investment advisor representatives. The acquisition was accounted for as an asset acquisition, as substantially all of the fair value of the acquired assets was concentrated in customer relationships and accounts. Accordingly, the Company recorded an intangible asset of $1,722,164 related to the acquired customer relationships and accounts, which was contributed to the Company by the Parent.

Note 10.   Goodwill and Intangible Assets

The carrying amount of goodwill as of December 31, 2025 was $6,849,271. During 2025, goodwill increased by $4,217,271 as a result of the transfer of the Nettuno business under common control as described in Note 9.

Intangible assets at December 31, 2025 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Unamortized Amount
Customer relationships	$ 37,271,781	$ (6,898,998)	$ 30,372,783
Trade names and trademarks	1,536,000	(307,200)	1,228,800
	$ 38,807,781	$ (7,206,198)	$ 31,601,583

As of December 31, 2025, the weighted-average remaining lives of customer relationships and trade names and trademarks were 8.94 years and 8.00 years, respectively.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.